News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Completes Phase I Drilling at Madsen Project, Red
     Lake, Ontario

     <<
     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR
     >>

     SASKATOON, Oct. 14 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") (TSX-CRJ; NYSE Amex-CGR) is pleased to provide an update from its ongoing exploration program at the Madsen Project in the prolific Red Lake gold camp of northwestern Ontario.
     Phase I deep drilling of the 8 Zone Trend was completed in early-October.
"The program was immensely successful demonstrating down plunge continuity of the historic, high grade 8 Zone to 450 feet below the 27th level as well as testing the eastern and western strike continuity," stated Brian Skanderbeg,
Vice President, Exploration. Step-out drilling to the east and west confirmed the development of 8 Zone structure and stratigraphy, although failed to return significant gold values. The system remains open down plunge and along strike to the east and west.
     For the remainder of 2009 through to the second quarter of 2010, the
Company will test surface targets associated with the Madsen Mine Trend as well the 8 Zone Trend.
     Shaft de-watering and rehabilitation are currently at the 14th level.
Phase II deep drilling of the 8 Zone Trend will continue once the 16th level is de-watered and drill chambers have been established. The Company anticipates completion of the 16th level rehabilitation during the second half of 2010.
     Brian Skanderbeg added, "With the successful completion of Phase I drilling, the Company will now turn its focus to the near-surface targets associated with the 8 Zone and Madsen Mine Trends. We look forward to continued dewatering and the advancement of Phase II drilling."
     The Company has completed the geological modeling and database components as required for the NI 43-101 technical report for the Madsen Project. SRK
Consulting is completing the resource model and is on schedule for a fourth quarter completion. The report will encompass the Madsen Property in its entirety and will include an updated resource statement for the Madsen Mine including recent underground drill results.
     A complete list of drill hole results and a longitudinal section of the 8
Zone are available on the Claude website (www.clauderesources.com).

     <<
     Hole ID     Previously   From      Au     Length     Au     Length    VG
                  Released     (m)   (oz/ton)   (ft)     (g/t)     (m)   Noted
     -------------------------------------------------------------------------
     MUG-08-01       YES     883.00     3.71     2.46   127.12     0.75   YES
     -------------------------------------------------------------------------
     MUG-09-02b      YES     891.25     0.63     1.48    21.52     0.45   YES
     -------------------------------------------------------------------------
     MUG-09-03       YES     915.40     0.97     8.17    33.39     2.49   YES
     (incl)                             1.70     4.10    58.18     1.25   YES
     -------------------------------------------------------------------------
     MUG-09-04       YES     909.55     0.75    25.92    25.77     7.90   YES
     (incl)                             4.14     3.12   141.80     0.95   YES
     -------------------------------------------------------------------------
     MUG-09-05(x)    YES     943.51     0.71    11.45    24.30     3.39   YES
     (incl)                             1.81     4.00    62.09     1.22   YES
     -------------------------------------------------------------------------
     MUG-09-06,
      6d                                   Holes abandoned
     -------------------------------------------------------------------------
     MUG-09-07                                  NSI(xx)
     -------------------------------------------------------------------------
     MUG-09-08                                  NSI
     -------------------------------------------------------------------------
     MUG-09-09                             Assays Pending
     -------------------------------------------------------------------------
     MSU-09-01b                                 NSI
     -------------------------------------------------------------------------
     MSU-09-03                                  NSI
     -------------------------------------------------------------------------
     (x)  MUG-09-05 was lost while within 8 Zone mineralization.
     (xx) NSI (No Significant Intercept)
     >>

     Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration,
is the Qualified Person who has reviewed and approved this news release. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to
Accurassay Laboratories in Thunder Bay, Ontario, an ISO approved facility.
Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a 30 gram gold fire assay using an atomic absorption, conventional gravimetric and/or screen fire techniques.
Intercepts are reported as drilled widths and interpreted to vary between70%
to 85% of true widths. Composites were calculated using a 3 gram per tonne cut-off and may include internal dilution.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 865,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Phone: (306)
668-7505, or Brian Skanderbeg, P.Geo, Vice President, Exploration, Phone:
(306) 668-7505, Email: ir(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:23e 14-OCT-09